Exhibit 12.3

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2012	2013	2014	2015	2016
Pre-tax income from continuing operations	618	401	676	706	679
Less:Capitalized interest	(3)	(5)	(2)	(4)	(8)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	615	396	674	702	671
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	297	575	311	331	465
Interest component of rental expense (a)	6	5	5	4	5

Total fixed charges	303	580	316	335	470
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest plus fixed charges	918	976	990	1,037	1,141
Ratio of earnings to fixed charges	3.0	1.7	3.1	3.1	2.4

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.